SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

VIACELL, INC.

(Name of Subject Company)

VIACELL, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92554J105

(CUSIP Number of Class of Securities)

Marc D. Beer

President and Chief Executive Officer

245 First Street, 15th Floor

Cambridge, Massachusetts 02142

(617) 914-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Rubenstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a memo that was distributed to employees on October 1, 2007.

Dear Team:

We are very pleased to announce today the planned acquisition of ViaCell by PerkinElmer. It is expected that together we will have more people, products and resources to expand and grow our business.

We believe our operating business fits well with PerkinElmer’s genetic screening business and the combined company will have multiple products that will be sold through an obstetrics call point and to our consumer base. The integrated operating business provides for significant global commercial capabilities, sales and marketing strength in the U.S., as well as greater financial resources to invest in continued growth in the future.

Like ViaCell, PerkinElmer is focused on growth. PerkinElmer is impressed by the caliber of the talent in ViaCell and plans to leverage our talent to continue growing the business. As we learn more about PerkinElmer, we hope you will appreciate the vision we share in creating a global leader in maternal health.

PerkinElmer is a global organization focused on driving growth in health sciences and photonics by offering a wide range of products and services for a range of applications, including a focus on genetic screening. It markets in more than 125 countries and has over 8,500 employees. In 2006, its revenues totaled $1.55 billion. PerkinElmer’s corporate headquarters are located in Waltham, MA. Our business, in terms of size and people, is positioned to become a large part of the PerkinElmer Genetic Screening Business, which is one of the fastest growing segments in PerkinElmer.

Completion of this transaction is subject to more than 50% of our shareholders tendering or agreeing to sell their shares to PerkinElmer. We expect the transaction will be completed in the fourth quarter of this year. Over the next several weeks, we will begin planning how we can maximize the benefits of both organizations. A transition team, which will include representatives from both organizations, will be formed to lead this effort. We expect to make regular communications to help answer questions that arise through the process beginning with a series of employee meetings starting today.

Please understand that we won’t have all the answers immediately. Until the specifics of the tender offer are released, which we expect will take place within 10 business days, there is a limited amount that we can say. Even when the tender offer commences, there will be a variety of questions which will remain open until the deal closes. During this time, we should remember that PerkinElmer is interested in our people and our growth potential and focus on continuing to grow the business.

We believe the long-term outlook of the combined organizations is positive and we look forward to bringing the agreement to closure as quickly as possible. In the meantime, as we work toward closing this transaction, our priority must remain on the continued success of our business.

I look forward to talking with everyone shortly.

Marc

Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of ViaCell common stock. Victor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PerkinElmer (the “Purchaser”) has not commenced the tender offer for shares of ViaCell common stock described in this communication.

Upon commencement of the tender offer, the Purchaser will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ViaCell will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from PerkinElmer by directing a request to PerkinElmer, 940 Winter Street, Waltham, Massachusetts 02451, Attention: Michael A. Lawless, or from ViaCell, Inc., 245 First Street, Cambridge, Massachusetts 02142 Attention: Justine Koenigsberg.

In connection with the proposed transactions contemplated by the definitive agreement between PerkinElmer and ViaCell, ViaCell and its directors, executive officers and other employees may be deemed to be participants in any solicitation of ViaCell stockholders in connection with such proposed transactions. Information about ViaCell’s directors and executive officers is available in ViaCell’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on April 17, 2007.

Safe Harbor Statement

Statements in this communication may contain, in addition to historical information, certain forward-looking statements All statements included in this communication concerning activities, events or developments that ViaCell expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that ViaCell’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in ViaCell’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

The following is a copy of a joint press release of ViaCell, Inc. and PerkinElmer, Inc., dated October 1, 2007, announcing that PerkinElmer and ViaCell have signed a definitive agreement pursuant to which PerkinElmer will acquire ViaCell. This press release has been posted on PerkinElmer’s website at www.perkinelmer.com and on ViaCell’s website at www.viacellinc.com.

PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA Phone: 781-663-6900 Fax: 781-663-5985 www.perkinelmer.com

FOR IMMEDIATE RELEASE

October 1, 2007

PERKINELMER TO EXPAND GENETIC SCREENING BUSINESS THROUGH ACQUISITION OF VIACELL

Expands Neonatal Product Range and Clinical Reach

WALTHAM, Mass. and CAMBRIDGE, Mass. — PerkinElmer, Inc. (NYSE: PKI), a global technology leader in Health Sciences, and ViaCell, Inc. (Nasdaq: VIAC), a biotechnology company specializing in the collection and preservation of umbilical cord blood stem cells, announced today the signing of a definitive agreement under which PerkinElmer plans to acquire ViaCell. The addition of ViaCell’s ViaCord® product offering for the preservation of umbilical cord blood and its highly qualified sales and marketing organization are expected to significantly expand PerkinElmer’s offerings and reach in neonatal and prenatal markets.

Under the agreement, PerkinElmer will commence a cash tender offer to purchase all of the outstanding shares of ViaCell for $7.25 per share, for an aggregate purchase price of approximately $300 million, or $260 million net of cash. The transaction is expected to close in the fourth quarter of 2007. PerkinElmer anticipates this transaction will be slightly dilutive to its non-GAAP 2008 adjusted earnings per share, and accretive to its non-GAAP 2009 adjusted earnings per share.

“ViaCell has built a high growth business based on innovative umbilical cord blood preservation technology, with a strong, established market presence,” said Gregory L. Summe, Chairman and Chief Executive Officer, PerkinElmer, Inc. “This is an important investment to continue expanding our Genetic Screening business. We are excited by the prospect of combining ViaCell with our existing prenatal and neonatal screening services, with an enhanced ability to reach obstetric professionals and prospective parents throughout the United States.”

“PerkinElmer is the world leader in neonatal screening solutions, with the ability to screen for more than 50 genetic disorders,” added Robert F. Friel, President and Chief Operating Officer, PerkinElmer, Inc. “A growing number of disorders – which today includes blood disorders, such as sickle cell anemia, and metabolic disorders – are treatable using the cord blood stem cells gathered and preserved through ViaCell’s ViaCord offering. By bringing both the screening and therapeutic benefits of these two businesses together, we can offer a more comprehensive solution to patients and practitioners.”

“We are excited by the opportunity to increase access to our products by leveraging PerkinElmer’s global reach and resources,” said Marc D. Beer, President and Chief Executive Officer, ViaCell, Inc. “We believe this transaction will maximize value to our shareholders while continuing to accelerate the growth of the ViaCord business and the progress of future product development.”

ViaCell offers significant expertise in the collection, testing, processing and preservation of umbilical cord blood stem cells. ViaCell has built a dynamic sales organization in the U.S. which calls regularly on more than 17,000 obstetricians and interacts monthly with hundreds of thousands of prospective parents. Currently, ViaCell markets ViaCord, a product offering that allows expectant families the opportunity to preserve their baby’s umbilical cord blood at the time of birth for potential medical use by the child or a related family member. Cord blood has been shown to be effective in treating over 40 diseases including blood cancers and certain genetic diseases. To date, ViaCord has preserved over 130,000 newborns’ umbilical cord blood. ViaCord sales are expected to be in the mid- to high-60 million dollar range in 2007. It is estimated that the U.S. market for family cord blood banking could reach more than $1 billion. PerkinElmer anticipates divesting ViaCell’s therapeutic businesses.

In addition to newborn screening solutions, PerkinElmer continues to build its genetic screening portfolio to provide the most accurate assessment of fetal and maternal health to women and their healthcare practitioners. PerkinElmer now offers Ultra-Screen®, a first-trimester prenatal screening protocol designed to provide patient-specific risk assessment for certain chromosomal abnormalities, through its NTD Laboratories division. The Company also holds a global licensing agreement to develop assay kits for the ADAM12 biochemical marker, which has broad potential in maternal health screening for fetal chromosomal abnormalities, and has secured global rights for Placental Protein 13 (PP13), a new maternal serum marker currently under investigation that has shown potential for early detection of preeclampsia in low-risk groups.

The acquisition has been unanimously approved by the board of directors of each company and is subject to customary closing conditions, including clearance under Hart Scott Rodino.

Related to the transaction, Merrill Lynch & Co. is acting as financial advisor to PerkinElmer, and UBS Investment Bank is acting as financial advisor to ViaCell. Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal counsel to PerkinElmer and Ropes & Gray LLP is acting as legal counsel to ViaCell.

Conference Call

The management teams of PerkinElmer and ViaCell will be hosting a conference call and simultaneous webcast to discuss the transaction today, Monday, October 1, 2007, at 5:30 p.m. Eastern Time (ET). The dial-in number is +1.617.213.8834 and the passcode is 89545028. To access the webcast, go to the Investor Relations sections on PerkinElmer’s Web site at www.perkinelmer.com or ViaCell’s Web site at www.viacellinc.com. A replay of the call will be available for seven days by dialing +1.617.801.6888 and using the passcode 73366935, or by accessing the Investor Information pages at www.perkinelmer.com or www.viacellinc.com.

Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of ViaCell, Inc. PerkinElmer has not commenced the tender offer for shares of ViaCell stock described in this press release.

At the time the tender offer is commenced, PerkinElmer will file with the SEC and mail to ViaCell’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and ViaCell will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about PerkinElmer, ViaCell, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by PerkinElmer and ViaCell through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of PerkinElmer or ViaCell.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between PerkinElmer and ViaCell, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for and expansion of the combined company, the expected impact of the anticipated transaction on PerkinElmer’s earnings, the extent to which the transaction advances PerkinElmer’s business, expectations for growth of the family cord blood banking market and the ViaCord business, the advancement of ViaCell’s product candidates and plans for ViaCell’s therapeutic and research business, and any other statements about PerkinElmer or ViaCell managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met; the ability to consummate the transaction, the ability of PerkinElmer to successfully integrate ViaCell’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in PerkinElmer’s Annual Report on Form 10-K for the year ended December 31, 2006, and in ViaCell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, each of which has been filed with the SEC. Except as otherwise required by law, PerkinElmer and ViaCell disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Use of Non-GAAP Financial Measures

This announcement contains the non-GAAP financial measure “adjusted earnings per share.” PerkinElmer uses the term “adjusted earnings per share” to refer to GAAP earnings per share, excluding discontinued operations, amortization of intangible assets, inventory fair value adjustments, in-process research and development charges, deferred revenue adjustments, and other significant adjustments related to business acquisitions, gains on settlement of insurance claim, restructuring and lease charges, stock option expense and certain other gains and losses. PerkinElmer believes that this non-GAAP measure, when taken together with our GAAP financial measure, allows it and its investors to analyze the costs of producing and selling our products and the performance of its internal investments in technology and internal operating structure, to evaluate the long-term profitability trends of its core operations and to calculate the underlying value of the core business on a dilutive share basis, which is a key measure of the value of PerkinElmer used by its management and it believes used by investors as well. Adjusted earnings per share also facilitates the overall analysis of the value of the Company and the core measure of the success of its operating business model as compared to prior and future periods and relative comparisons to its peers. PerkinElmer excludes discontinued operations, amortization of intangible assets, inventory fair value adjustments, in-process research and development charges and other significant adjustments related to business acquisitions, gains on settlement of insurance claim, restructuring and lease charges, stock option expense and certain other gains and losses as these items do not represent what PerkinElmer’s management and what it believes its investors consider to be costs of producing its products, investments in technology and production, and costs to support its internal operating structure, which could result in overstating or understating to its investors the performance of its operations.

About PerkinElmer

PerkinElmer, Inc. is a global technology leader driving growth and innovation in Health Sciences and Photonics markets to improve the quality of life. The Company reported revenues of $1.55 billion in 2006, has 8,500 employees serving customers in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.

About ViaCell

ViaCell, Inc. is a biotechnology company dedicated to enabling the widespread application of human cells as medicine. The Company markets ViaCord, a product offering through which families can preserve their baby’s umbilical cord blood at the time of birth for possible future medical use in treating over 40 diseases including certain blood cancers and genetic diseases. The Company is also working to leverage its commercial infrastructure and product development capabilities by developing ViaCyteSM, a product candidate being studied for its potential to broaden reproductive choices for women through the cryopreservation of human unfertilized eggs. ViaCell also conducts research and development primarily to investigate other potential therapeutic uses of umbilical cord blood-derived stem cells and on technology for expanding populations of these cells. ViaCell’s pipeline is focused in the areas of cancer, cardiac disease, and diabetes. Additional information about ViaCell is available online at http://www.viacellinc.com. Additional information about ViaCord is also available at http://www.viacord.com.

# # #

For further information:

PerkinElmer Investor Contact:	PerkinElmer Media Contact:

Michael A. Lawless	Kevin J. Lorenc
(781) 663-5659	(781) 663-5701

ViaCell Investor and Media Contact:

Justine E. Koenigsberg

(617) 914-3494

Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of ViaCell common stock. Victor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PerkinElmer (the “Purchaser”) has not commenced the tender offer for shares of ViaCell common stock described in this communication.

Upon commencement of the tender offer, the Purchaser will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ViaCell will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from PerkinElmer by directing a request to PerkinElmer, 940 Winter Street, Waltham, Massachusetts 02451, Attention: Michael A. Lawless, or from ViaCell, Inc., 245 First Street, Cambridge, Massachusetts 02142 Attention: Justine Koenigsberg.

In connection with the proposed transactions contemplated by the definitive agreement between PerkinElmer and ViaCell, ViaCell and its directors, executive officers and other employees may be deemed to be participants in any solicitation of ViaCell stockholders in connection with such proposed transactions. Information about ViaCell’s directors and executive officers is available in ViaCell’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on April 17, 2007.

Safe Harbor Statement

Statements in this communication may contain, in addition to historical information, certain forward-looking statements All statements included in this communication concerning activities, events or developments that ViaCell expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that ViaCell’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in ViaCell’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

The following is a set of manager talking points relating to the merger slides that were distributed by ViaCell, Inc. to its managers on October 1, 2007.

VIACELL MANAGER TALKING POINTS

ViaCell and PerkinElmer Sign Definitive Agreement

October 1, 2007

Key messages

•	This combined company will be global in reach and will leverage PerkinElmer’s product platform with ViaCell’s sales and marketing capabilities.

•	We believe this transaction is in the best interest of accelerating ViaCell’s growth

•	This transaction is about growth and PerkinElmer intends to make investments in our products and people.

o	PerkinElmer has not had significant resources dedicated to the US clinical market or consumer marketing. The combined business allows PerkinElmer to leverage our capabilities to expand growth in both businesses.

o	ViaCell provides several near-term core assets including a commercial product with an annuity revenue stream (ViaCord) and a successful sales and marketing operation (call center, outside sales, CSR, professional marketing and consumer marketing)

o	PerkinElmer intends to invest in our people and products to drive growth.

•	We are proud of our achievements in building a robust operating and R&D business.

•	This acquisition is expected to close in the fourth quarter of 2007.

Please note: We won’t have all the answers immediately. The management of PerkinElmer and ViaCell are committed to providing ongoing communications to help answer our questions. If there are questions we do not yet have the answers to, please share these questions with Human Resources.

Until the specifics of the tender offer are released there is limited amount that we can say. Even when the tender offer commences, there will be a variety of questions which will remain open until the deal closes. During this time, we should remember that PerkinElmer is interested in our people and our growth potential and focus on continuing to grow the business.

*****************

Does management support this deal?

Yes. We are pleased that PerkinElmer has recognized the value we have created. We are very excited about the future and believe that the prospects for our operating business and for maximizing the value of our pipeline are significantly enhanced by this transaction.

Is PerkinElmer interested in advancing our R&D operation?

PerkinElmer plans to continue investing in innovation of cord blood and intends to divest the therapeutics business. PerkinElmer believes that cord blood preservation represents a significant growth opportunity. We believe the talented people associated with these programs are important to its success, and will keep them fully informed of our plans as they progress.

Will our offices continue to be in Cambridge?

At this time, there are no plans to change the location of the Cambridge office.

Will the processing facility stay in Kentucky?

At this time, there are no plans to change the location of the Kentucky facility.

Will there be layoffs?

At this time, we do not expect significant layoffs resulting from the integration. PerkinElmer will evaluate possible synergies with other parts of the company and in certain areas my look for opportunities to rationalize common resources where it makes good business sense.

About PerkinElmer

•	Global organization with its corporate headquarters in Waltham, MA

•	In 2006, PerkinElmer reported revenue of approximately $1.55 billion

•	PerkinElmer markets its products in more than 125 countries throughout the Americas, Europe, Africa and Asia

•	Operates under 2 business units:

o	Life and analytical sciences (drug discovery, genetic screening, environmental and chemical analysis tools and technologies)

o	Optoelectronics (digital imaging, specialty lighting and optical sensors)

•	Life and analytical sciences projects and products consists of over 15 products including products for neonatal screening, maternal health and clinical and molecular diagnostics

•	They currently employ over 8,500 people worldwide

•	It is publicly traded on the NYSE under the symbol PKI

Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of ViaCell common stock. Victor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PerkinElmer (the “Purchaser”) has not commenced the tender offer for shares of ViaCell common stock described in this communication.

Upon commencement of the tender offer, the Purchaser will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ViaCell will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from PerkinElmer by directing a request to PerkinElmer, 940 Winter Street, Waltham, Massachusetts 02451, Attention: Michael A. Lawless, or from ViaCell, Inc., 245 First Street, Cambridge, Massachusetts 02142 Attention: Justine Koenigsberg.

In connection with the proposed transactions contemplated by the definitive agreement between PerkinElmer and ViaCell, ViaCell and its directors, executive officers and other employees may be deemed to be participants in any solicitation of ViaCell stockholders in connection with such proposed transactions. Information about ViaCell’s directors and executive officers is available in ViaCell’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on April 17, 2007.

Safe Harbor Statement

Statements in this communication may contain, in addition to historical information, certain forward-looking statements All statements included in this communication concerning activities, events or developments that ViaCell expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that ViaCell’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in ViaCell’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.